SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Sky Solar Holdings, Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

83084J996(1)

(CUSIP Number of Class of Securities)

Neil Z. Auerbach

Hudson Sustainable Investments, LLC

850 Third Avenue, Suite 1306

New York, New York 10022

Telephone: (212) 321-4080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2020

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depository Shares (“ADSs”), each representing twenty Ordinary Shares of the Issuer.

SCHEDULE 13D

CUSIP No. 83084J996

1	Name of Reporting Person Hudson Global Finance DE II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 83084J996

1	Name of Reporting Person Hudson Sustainable Investment Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 83084J996

1	Name of Reporting Person Hudson Sustainable Investments, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 83084J996

1	Name of Reporting Person Hudson Clean Energy Enterprises LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 83084J996

1	Name of Reporting Person Auerbach Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 83084J996

1	Name of Reporting Person Auerbach Children’s Dynasty Trust u/a/d October 9, 2012

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 83084J996

1	Name of Reporting Person Auerbach Family Dynasty Trust u/a/d October 9, 2012

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 83084J996

1	Name of Reporting Person Judith Auerbach

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 83084J996

1	Name of Reporting Person Neil Z. Auerbach

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on November 22, 2019 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), relating to the Ordinary Shares, par value US$0.0001 per share (the “Ordinary Shares”), of Sky Solar Holdings, Ltd., a company established under the laws of the Cayman Islands (the “Company” or “Issuer”).

This Amendment is the final amendment to the Schedule 13D and is an exit filing for each of the Reporting Persons.  Except as specifically amended by this Amendment, items in the Original Schedule 13D are unchanged.  Capitalized terms used herein that are not defined have the meanings ascribed to them in the Original Schedule 13D.

Item 4.                       Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

On January 16, 2020, HGF DE II delivered to IDG-Accel China Capital L.P. (“IDG CC”) and IDG-Accel China Capital Investors L.P. (“IDG CCI” and, together with IDG CC, “IDG”) a notice of termination of the Stock Purchase Agreement, dated as November 14, 2019, by and among HGF DE II, IDG CC and IDG CCI (the “Stock Purchase Agreement”) pursuant to Section 6.1(e) of the Stock Purchase Agreement.

As a result of the termination of the Stock Purchase Agreement, the Reporting Persons ceased to have any rights with respect to the Ordinary Shares and the ADSs subject to the Stock Purchase Agreement and may no longer be deemed to beneficially own such Ordinary Shares and ADSs within the meaning of Section 13(d) of the Exchange Act.

In connection with the termination of the Stock Purchase Agreement, the Shareholders Agreement, dated as of November 14, 2019, by and among HGF DE II, Japan NK Investment K.K. (“JNKI”) and Fusion-Lynx Holdings has been terminated in accordance with its terms.

The Reporting Persons intend to continue to engage in discussions with the Company, its Board of Directors and management, IDG, JNKI and other potentially interested parties regarding a potential take-private, change of control or other strategic transaction involving the Company, including a potential tender offer for the Company’s outstanding Ordinary Shares and/or ADSs.  There can be no assurances that any transaction will be consummated.

As previously disclosed, Hudson Solar Cayman LP (“Hudson Solar”), an affiliate of the Reporting Persons, and certain of its affiliates, have entered into a settlement agreement, dated as November 5, 2019, with the Company (the “Settlement Agreement”) in connection with the lawsuit previously filed by Hudson Solar against the Company in the Supreme Court of the State of New York to accelerate certain amounts due under a note purchase agreement and to enforce certain guaranties related to the note purchase agreement against the Company.  Under the terms of the Settlement Agreement, the parties had until December 16, 2019 to close the transactions contemplated by the Settlement Agreement.  Although the outside date for closing the transactions contemplated by the Settlement Agreement has expired, Hudson Solar is prepared to engage in discussions with the Company regarding a potential extension of the Settlement Agreement, conditioned upon the Company’s agreement to grant to the Reporting Persons and their representatives due diligence access in connection with a potential take-private, change of control or other strategic transaction involving the Company.  If no agreement is reached by the parties with respect to a potential extension of the Settlement Agreement, Hudson Solar and its affiliates intend to continue to pursue all available legal remedies, which could include reinstating their lawsuit against the Company.

Item 5.                       Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The percentages set forth in this Schedule 13D are calculated based upon an aggregate of 419,546,514 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2018.

(a) and (b)

The information contained on the cover pages of this Schedule 13D and the information set forth in Items 2, 3, 4 and 6 are hereby incorporated by reference in their entirety in this Item 5.

As of the date hereof, none of the Reporting Persons beneficially owns any Ordinary Shares or ADSs.

(c)                                  Except as described in Item 4, as of the date hereof, none of the Reporting Persons has effected any transaction in the Ordinary Shares or ADSs during the past 60 days.

(d)                                 Not applicable.

(e)                                  As a result of the termination of the Stock Purchase Agreement on January 16, 2020, as described in Item 4 of this Amendment, the Reporting Persons may no longer be deemed to beneficially own more than five percent of the Ordinary Shares.

Item 6.                       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 16, 2020	HUDSON GLOBAL FINANCE DE II, LLC
By: Hudson Sustainable Investment Management, LLC, its sole member
By: Hudson Sustainable Investments, LLC, its sole member

By:
	Name:	Neil Z. Auerbach
	Title:	Chief Executive Officer

HUDSON SUSTAINABLE INVESTMENT MANAGEMENT, LLC
By: Hudson Sustainable Investments, LLC, its sole member

By:
	Name:	Neil Z. Auerbach
	Title:	Chief Executive Officer

HUDSON SUSTAINABLE INVESTMENTS, LLC

By:
	Name:	Neil Z. Auerbach
	Title:	Chief Executive Officer

HUDSON CLEAN ENERGY ENTERPRISES LLC
By: Auerbach Partners, L.P., its managing member
By: Auerbach Children’s Dynasty Trust u/a/d October 9, 2012, its general partner

By:
	Name:	Judith Auerbach
	Title:	Trustee

By: Auerbach Family Dynasty Trust u/a/d October 9, 2012, its general partner

By:
	Name:	Neil Z. Auerbach
	Title:	Trustee

AUERBACH PARTNERS, L.P.
By: Auerbach Children’s Dynasty Trust u/a/d October 9, 2012, its general partner

By:
Name:	Judith Auerbach
Title:	Trustee

By: Auerbach Family Dynasty Trust u/a/d October 9, 2012, its general partner

By:
Name:	Neil Z. Auerbach
Title:	Trustee

AUERBACH CHILDREN’S DYNASTY TRUST U/A/D OCTOBER 9, 2012

By:
Name:	Judith Auerbach
Title:	Trustee

AUERBACH FAMILY DYNASTY TRUST U/A/D OCTOBER 9, 2012

By:
Name:	Neil Z. Auerbach
Title:	Trustee

JUDITH AUERBACH

NEIL Z. AUERBACH